                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                              CENTRAL BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   152418 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JOHN D. DOHERTY
                              CENTRAL BANCORP, INC.
                               399 HIGHLAND AVENUE
                         SOMERVILLE, MASSACHUSETTS 02144
                                 (617) 628-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 25, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

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CUSIP NO. 152418 10 9                 13D/A                    PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOHN D. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INTRUCTIONS)
                                                             (a) /_/

                                                             (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INTRUCTIONS)
     PF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                             /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER              250,920 (1)
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY        8    SHARED VOTING POWER             15,845 (2)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING          9    SOLE DISPOSITIVE POWER         232,920
         PERSON
          WITH          --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER        15,845 (2)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     266,765
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.2% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

 (1) Includes (i) 11,561 shares Mr. John D. Doherty has the right to acquire upon the exercise of options exercisable within 60 days of January 25, 2007; (ii) 18,000 shares of restricted Common Stock awarded under the Central Bancorp, Inc. 2006 Long-Term Incentive Plan (the "Incentive Plan") over which shares John D. Doherty has sole voting but not sole dispositive power; (iii) 79,090 shares held by the Joseph R. Doherty Family Limited Partnership, L.P. (the "FLP"), over which shares held by the FLP as the sole general partner of the FLP, John D. Doherty has sole voting and dispositive power; and (iv) 13,400 shares that are expected to be acquired pursuant to a stock purchase agreement between John D. Doherty and Mendon Capital Advisors Corp. and affiliates (collectively, "Mendon") dated as of January 25, 2007 (the "Stock Purchase Agreement"). The completion of the purchase of the 13,400 shares is subject to the satisfaction of certain conditions set forth in the Stock Purchase Agreement.

(2) Shares allocated to John D. Doherty's account in the Central Co-operative Bank Employee Stock Ownership Plan ("ESOP").

(3) Based on 1,639,951 shares outstanding as of January 25, 2007 and assuming options to acquire 11,561 shares have been exercised.

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CUSIP NO. 152418 10 9               13D/A                      PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                             (a)  /_/

                                                             (b)  /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER                  3,926
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER                    0
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER             3,926
         PERSON
          WITH          --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER               0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,926
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     0.24% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

(1) Based on 1,639,951 shares outstanding as of January 25, 2007.

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CUSIP NO. 152418 10 9                 13D/A                    PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:
     JOSEPH R. DOHERTY FAMILY LIMITED PARTNERSHIP, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) /_/

                                                                  (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                    /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER                        0
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER                79, 090 (1)
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER                   0
         PERSON
          WITH          --------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER            79,090 (1)

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     79,090
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /_/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.8% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

(1) As the sole general partner of the FLP, John D. Doherty has sole voting and dispositive power over the shares held by the FLP.
(2)  Based on 1,639,951 shares outstanding as of January 25, 2007.

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock") of Central Bancorp, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) The names of the persons filing this statement are John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P., a Delaware limited partnership (the "FLP"). The FLP, John Doherty and Joseph Doherty are collectively, the "Reporting Persons" herein.

         (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.

         (c) John D. Doherty's principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty's principal occupation is Chairman of the Board of the Issuer's wholly owned subsidiary, Central Co-operative Bank.

         (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f)      John D. and Joseph R. Doherty are citizens of the United
States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Joseph R. Doherty acquired 98,638 shares with $1,781,738 of his own funds. 60,675 of such shares have been transferred to the FLP of which Joseph R. Doherty had been the general partner. Joseph R. Doherty withdrew as sole general partner of the FLP on July 12, 2005, at which time John D. Doherty was appointed sole general partner of the FLP. In addition, the FLP has purchased 18,415 shares with $597,963 of its own funds. John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty. John D. Doherty has also acquired 90,906 shares with $54,083 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007, which has been reduced in principal amount to $1,050,360.50. John D. Doherty also intends to purchase 13,400 shares pursuant to the Stock Purchase Agreement with $442,200 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2015, which promissory note is for the principal sum of $450,000 and is filed as
Exhibit 9 herewith. John D. Doherty was awarded 18,000 shares of restricted Common Stock under the Incentive Plan and also has 15,845 shares allocated to his account in the ESOP, for which in each case he was not required to pay monetary consideration. Mr. Doherty also indirectly acquired 35,504 shares of Common Stock as a result of his purchase of 49 Class B Partnership Units of the FLP from Joseph R. Doherty with $475,300 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2014. The promissory note has been previously filed as Exhibit 7 hereto.

ITEM 4.           PURPOSE OF TRANSACTION

         This amended Schedule 13D is being filed to report John D. Doherty's execution of the Stock Purchase Agreement. As described above, pursuant to the terms of the Stock Purchase Agreement, Mr. Doherty expects to acquire 13,400 shares of Central Bancorp, Inc. in a privately negotiated transaction with Mendon.

         The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

         The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, the Reporting Persons may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases or privately negotiated transactions. For estate planning purposes, Joseph R. Doherty intends to transfer shares owned by him to the FLP and may make inter vivos transfers of shares and limited partnership interests in the FLP to John D. Doherty. John D. Doherty may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the 1999 Option Plan or future grants of options or awards of shares of restricted Common Stock under the Incentive Plan.

         Because Joseph R. and John D. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be "acting in concert" for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of the shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty's individual ownership to up to 20% of the Issuer's outstanding stock. Because the FLP was presumed to be acting in concert with Joseph R. Doherty as its general partner, the FLP filed and received clearance of a Notice of Change in Bank Control provided that its ownership did not cause the aggregate ownership of the Dohertys to exceed 20%. John D. Doherty and the FLP jointly filed a Change in Bank Control Notice with the Federal Reserve Board and received clearance for Joseph R. Doherty to withdraw as sole general partner of the FLP and for John D. Doherty to be appointed as sole general partner of the FLP. On July 12, 2005, Joseph R. Doherty withdrew as the FLP's general partner and John D. Doherty was appointed as general partner. Subsequently, John
D. Doherty and Joseph R. Doherty advised the Federal Reserve Board by letter of Joseph R. Doherty's intention to sell 49 of his Class B Partnership Units in the FLP to John D. Doherty, such transaction being contemplated in the previously-approved Change of Control Notice. Inasmuch as John D. Doherty is already deemed to control (under Federal Reserve Board regulations) the Common Stock held by the FLP through his status as general partner of the FLP, the proposed sale had no change in control implications because after his acquisition of the additional Class B Partnership Units, he "controls" the same number of shares of Common Stock that he controlled under the Federal Reserve Board's regulations prior to the transaction. The Federal Reserve Board has also determined that the FLP is a "qualified family partnership" for purposes of the Bank Holding Company Act of 1956.

Except as provided above or except in their official capacities as directors and executive officers of the Issuer, none of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer's business or corporate structure; (g) any material change in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) John D. Doherty beneficially owns 266,765 shares of the Common Stock representing 16.2% of the shares of Common Stock outstanding. Included in such amount are 79,090 shares of the Common Stock, representing 4.8% of the shares of Common Stock outstanding, beneficially owned by the FLP, options to acquire 11,561 shares of Common Stock, 18,000 shares of restricted Common stock awarded under the Incentive Plan, 15,845 shares allocated to John D. Doherty's account under the ESOP and 13,400 shares which John D. Doherty intends to purchase pursuant to the Stock Purchase Agreement. As general partner of the FLP, John D. Doherty may be deemed to have voting and dispositive power over the shares held by the FLP. Joseph R. Doherty beneficially owns 3,926 shares of the Common Stock representing 0.24% of the shares of Common Stock outstanding.

         (b) John D. Doherty has sole voting but no dispositive power over the 18,000 shares of restricted Common Stock awarded under the Incentive Plan as such shares vest equally over a 5-year period from the date of the award. John
D. Doherty has sole voting and dispositive power over 250,920 shares of the Common Stock, including 79,090 shares held by the FLP, over which John D. Doherty has sole voting and dispositive power as sole general partner of the FLP. John D. Doherty has shared voting and dispositive power over 15,845 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock.

         (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

                                 DATE OF                AMOUNT OF                                     NATURE OF
          NAME                 TRANSACTION               SHARES             PRICE PER SHARE          TRANSACTION
          ----                 -----------               ------             ---------------          -----------

    John D. Doherty             1/25/2007 (1)            13,400                 $33.00                   (1)

(1) Shares expected to be acquired by John D. Doherty pursuant to the Stock Purchase Agreement. The completion of the purchase of the 13,400 shares is subject to the satisfaction of certain conditions set forth in the Stock Purchase Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Third Amendment to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Assignment of Interest and the Demand Promissory Note Due December 31, 2014 from John D. Doherty to Joseph R. Doherty, previously filed as Exhibits 6 and 7 hereto, respectively, the Joint Filing Agreement, previously filed as Exhibit 2 hereto, the Demand Promissory Note Due July 11, 2007 from John D. Doherty to Joseph R. Doherty, previously filed as Exhibit 3 hereto, the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, previously filed as Exhibit 4 hereto, the First and Second Amendments to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P., as amended, and Withdrawal of General Partner and Appointment of New General Partner, previously filed as Exhibit 5 hereto, the Stock Purchase Agreement, which is filed as Exhibit 8 herewith, and the Demand Promissory Note Due December 31, 2015, filed as Exhibit 9 herewith, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

         The following exhibits are filed with this Statement on Schedule 13D:

    EXHIBIT NO.
    -----------

         1        Letter, dated February 22, 2002, from Richard Lashley to John D. Doherty,
                  Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P.*
         2        Joint Filing Agreement among the Reporting Persons *
         3        Demand Promissory Note Due July 11, 2007*
         4        Joseph R. Doherty Family Limited Partnership, L.P. Agreement*
         5        First and Second Amendments to the Limited  Partnership  Agreement of Joseph R.
                  Doherty Family Limited Partnership, L.P. and Withdrawal of General Partner and
                  Appointment of New General Partner*
         6        Third Amendment to the Limited Partnership  Agreement of Joseph R. Doherty
                  Family Limited Partnership,  L.P. and Assignment of Interest*
         7        Demand Promissory Note Due December 31, 2014*
         8        Stock Purchase Agreement between John D. Doherty and Mendon Capital
                  Advisors Corp. and Moors & Mendon Master Fund,  L.P. dated as of January 25, 2007
         9        Demand Promissory Note Due December 31, 2015

         ------------
         *   Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 30, 2007                         /s/ John D. Doherty
                                               ---------------------------------
                                               John D. Doherty



Date: January 30, 2007                         /s/ Joseph R. Doherty
                                               ---------------------------------
                                               Joseph R. Doherty



Date: January 30, 2007                         Joseph R. Doherty Family Limited
                                               Partnership, L.P.


                                               By: /s/ John D. Doherty
                                                   -----------------------------
                                                   John D. Doherty
                                                   General Partner

                                                                       EXHIBIT 8
                                                                       ---------

                            STOCK PURCHASE AGREEMENT


         STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of January 25, 2007 between John D. Doherty, an individual residing in the Commonwealth of Massachusetts, on the one hand ("Buyer"), and Mendon Capital Advisors Corp. ("Mendon") on its own behalf and on behalf of Moors & Mendon Master Fund, L.P. (the "Seller", and together with Mendon, the "Mendon Parties") (Buyer and the Mendon Parties together, collectively, the "Parties").

         WHEREAS, the Seller owns at least 13,400 outstanding shares of common stock, par value $1.00 per share ("Common Stock"), of Central Bancorp, Inc., a Massachusetts corporation and a bank holding company registered under the Bank Holding Company Act of 1956, as amended, set forth opposite his or its name on Schedule A hereto (the Seller's "Contract Shares," individually a "Contract Share," and collectively the "Contract Shares"); and

         WHEREAS, Buyer wishes to purchase from the Seller, and Seller desire to sell to the Buyer, an aggregate of 13,400 Contract Shares on the terms and subject to the conditions set forth herein.

         NOW THEREFORE, the Parties agree as follows:

1.       PURCHASE AND SALE OF THE CONTRACT SHARES

         (a) Subject to the terms and conditions of this Agreement, including the accuracy of the representations and warranties set forth herein, the Buyer agrees to purchase from the Seller, and the Seller agree to sell to the Buyer, 13,400 of the Seller's Contract Shares at the Closing (as defined below).

         (b) The purchase price for the Contract Shares is $33.00 per Contract Share (the "Share Price").

         (c) At the Closing, the Seller shall deliver to the Buyer, in a form and in a manner reasonably acceptable to the Buyer, all of the Seller's Contract Shares being sold at such time, free and clear of all liens, pledges, charges, equities, claims or other encumbrances, together with any further documents or instruments, including, if appropriate, stock powers duly endorsed in blank or stock transfer stamps affixed thereto, or certificates from broker-dealers previously holding liens on such shares or holding such shares for the Seller, reasonably requested by the Buyer.

         (d) At the Closing, the Buyer shall pay the Seller by wire transfer an amount equal to the Share Price multiplied by the number of Contract Shares being sold to the Buyer by the Seller.

2.       THE CLOSING

         (a) The Closing shall occur as soon as practicable but not later than five days after satisfaction or waiver of all of the conditions set forth in
Section 6 herein and shall be on such date and at such time and location as is mutually agreed by Buyer and Mendon.

         (b) Upon payment by the Buyer to the Seller of the Share Price for each of the Seller's Contract Shares and delivery by the Seller of his or its Contract Shares to the Buyer the Closing shall have occurred and the purchase and sale of the Seller's Contract Shares shall be deemed to be complete.

3.       REPRESENTATIONS AND WARRANTIES OF THE MENDON PARTIES

         The Mendon Parties hereby represent and warrant, jointly and severally, to the Buyer as of the date of this Agreement and the Closing:

         (a) Each of the Mendon Parties has the requisite capacity, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

         (b) The execution, delivery and performance of this Agreement by each of the Mendon Parties and the sale and delivery of the Contract Shares hereunder have been duly authorized by all necessary actions on the part of each Mendon Party and any necessary third party (including any consultation, approval or other action by or with any other person or governmental entity), and will not conflict with or result in a breach or violation of any of the terms or provisions of any Mendon Party's certificate of incorporation or bylaws (if it is a corporation) or equivalent constituent documents or result in the material breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which any Mendon Party is a party or by which it is bound or to which any of its properties or assets is subject, nor will any such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over any Mendon Party or its property.

         (c) This Agreement has been duly executed and delivered by each Mendon Party and constitutes a valid and binding obligation of each of the Mendon Parties, enforceable against each the Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

         (d) The Seller has record and beneficial ownership of and good and valid title to the Seller's Contract Shares, and such ownership and title are free and clear of all liens, pledges, charges, equities, claims or other encumbrances.

         (e) Upon each delivery of the Contract Shares hereunder and payment therefor pursuant hereto, good and valid title to such Contract Shares, free and clear of all liens, pledges, charges, equities, claims and encumbrances, will pass to the Buyer.

         (f) Each of the Mendon Parties is not participating with any other person, other than Mendon's other clients in connection with the ESOP Stock Purchase Agreement (defined below), in any "group", as such term is used in Rule 13D under the Exchange Act, with respect to any security of Central Bancorp, Inc.

         (g) There is not pending or, to the knowledge of the Mendon Parties, threatened against any Mendon Party any action, suit or proceeding at law or in equity before any court, tribunal, governmental body, agency or official or any arbitrator that might affect the legality, validity or enforceability against any Mendon Party or such Mendon Party's ability to perform such Mendon Party's obligations hereunder.

         (h) No person or entity acting on behalf or under the authority of Seller is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated by this Agreement.

4.       DISCLOSURE OF THIS AGREEMENT

         The parties contemplate that Buyer will file a Schedule 13D amendment, attaching this Agreement and that there will be no other public comments (except as required by any regulatory authority or pursuant to any applicable law or regulation) by the Parties regarding this Agreement.

5.       REPRESENTATIONS AND WARRANTIES OF THE BUYER

         The Buyer represents and warrants to each of the Sellers as of the date of this Agreement and the Closing as follows:

         (a) Buyer is an individual residing in the Commonwealth of Massachusetts.

         (b) Buyer has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

         (c) The execution and delivery of this Agreement by Buyer will not conflict with or result in the material breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or any other agreement or instrument to which he is a party or by which he is bound or to which any of his properties or assets is subject, nor will any such action result in any violation of the provisions of any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over him or his property.

         (d) This Agreement has been duly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against him in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

         (e) There is not pending or, to Buyer's knowledge, threatened against Buyer any action, suit or proceeding at law or in equity before any court, tribunal, governmental body, agency or official or any arbitrator that might affect the legality, validity or enforceability against him of this Agreement or his ability to perform his obligations hereunder.

6.       CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

         (a) CONDITIONS TO THE OBLIGATIONS OF THE BUYER. The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, unless waived by the Buyer:

               (1) Consummation of the Central ESOP - Mendon Transaction. The transactions contemplated by the Stock Purchase Agreement, dated as of January 25, 2007 between Central Co-operative Bank Employee Stock Ownership Plan, Central Bancorp, Inc. (the "ESOP Stock Purchase Agreement") and the Mendon Parties shall have been completed.

               (2) Representations and Warranties. The representations and warranties of the Mendon Parties contained in Paragraph 3 of this Agreement shall be true and correct, in all material respects, on and as of the Closing with the same effect as though made on and as of the Closing.

         (b) CONDITIONS TO THE OBLIGATIONS OF SELLERS. The obligations of the respective Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following condition, unless waived by the Mendon Parties:

               (1) Representations and Warranties. The representations and warranties of the Buyer contained in Paragraph 5 of this Agreement shall be true and correct, in all material respects, on and as of the Closing with the same effect as though made on and as of the Closing.

7.       TERMINATION

         This Agreement may be terminated at any time prior to the Closing (i) by mutual consent in writing of the Parties, (ii) by the Buyer on the one hand or the Sellers on the other hand in the event the Closing shall not have occurred within 30 days following the date of this Agreement, (iii) by the Buyer in the event any of the conditions set forth in Paragraph 6(a) herein is not satisfied as of the Closing, or (iv) by the Sellers in the event the condition set forth in Paragraph 6(b) herein is not satisfied as of the Closing.

8.       MISCELLANEOUS

         (a) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding among each of the Buyer and each of the Mendon Parties with respect to the subject matter hereof and supersedes all other prior agreements, understandings and arrangements, whether oral or written, among the parties hereto.

         (b) EXPENSES. Each party hereto shall be responsible for and shall pay its own costs and expenses, including attorneys' fees and accountants' fees and expenses, incurred in connection with the negotiation, execution and delivery of this Agreement. The Seller shall pay any transfer taxes imposed on transferors payable in connection with the sale of his or its Contract Shares to be sold by him or it hereunder.

         (c) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts applicable to contracts made and to be performed in such Commonwealth without regard to the conflict of law principles thereof.

         (d) SUCCESSORS AND ASSIGNS. This Agreement shall benefit and bind the successors and permitted assigns of the parties hereto. Any assignment of this Agreement by any party without the prior written consent of each of the other parties shall be void ab initio.

         (e) AMENDMENTS. This Agreement may only be amended or modified by a written instrument signed by all of the Parties hereto.

         (f) WAIVERS. No waiver of any provision of this Agreement by any party shall be deemed to be a continuing waiver of any provision of this Agreement by such party.

         (g) EQUITABLE RELIEF. The parties hereby expressly recognize and acknowledge that immediate, extensive and irreparable damage would result in the event the covenants and agreements in this Agreement are not specifically enforced. Therefore, in addition to, and not in limitation of, any other remedy available to the Buyer and the Sellers, the respective rights of the Buyer and Sellers and obligations of the Sellers and Buyer, respectively, shall be enforceable in a court of equity by decree of specific performance and appropriate injunctive relief may be applied for and granted in connection therewith.

         (h) COUNTERPARTS; DELIVERY. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery may be effected via facsimile.

         IN WITNESS WHEREOF, the Buyer and each of the Mendon Parties have executed this Agreement on the date set forth below.

Dated:  January 25, 2007



For:   Mendon Capital Advisors Corp.:           For: John D. Doherty
       On behalf of the Mendon Parties



/s/ Robert Bolton                               /s/ John D. Doherty
-------------------------------------           --------------------------------
By:  Robert Bolton
     Managing Director

                                                                       EXHIBIT 9
                                                                       ---------

                                 PROMISSORY NOTE

$450,000                                               Winchester, Massachusetts
                                                                January 21, 2007

FOR VALUE RECEIVED, JOHN D. DOHERTY of South Hamilton, Massachusetts, ("Borrower") promises to pay to JOSEPH R. DOHERTY ("Lender"), OR ORDER, the principal sum of Four Hundred Fifty Thousand Dollars ($450,000) with interest thereon at the rate of Four and Fifty one-hundredths percent (4.50%) per annum on the unpaid balance, before or after maturity, by acceleration or otherwise. Said interest shall be paid quarterly, the first payment thereof being payable on March 31, 2007, and succeeding interest payments continuing quarterly thereafter on the last day of each quarter until December 31, 2015, when the balance then remaining shall be paid in full, together with any costs, expenses or attorneys' fees incurred for the collection of this Note. Interest shall be payable monthly on any balance outstanding after December 31, 2015, at the short-term adjusted federal rate as in effect from month to month.

The outstanding balance of principal due hereunder may be prepaid in full or in part at any time without penalty or premium.

Upon thirty (30) days' default after notice thereof in the payment of any installment of principal or interest under this Note, or upon default (including the elapse of any applicable grace or notice period) in the performance of or compliance with the covenants and conditions contained in the mortgage securing this Note, the entire principal sum and accrued interest shall at once become due and payable without further notice, at the option of the holder of this Note. Failure to exercise this option shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

The Borrower agrees to pay all charges of the holder hereof in connection with the collection and enforcement of this Note, including reasonable attorneys' fees.

The Borrower and every endorser and guarantor waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and assents to any extension or postponement of the time of payment or any other indulgence under this Note or the addition or release of any other party primarily or secondarily liable hereunder.

Any notice required or permitted to be delivered hereunder shall be in writing and shall be deemed to be delivered on the earlier of (i) the date received, or
(ii) the date of delivery, refusal, or non-delivery indicated on the return receipt, if deposited in a United States Postal Service depository, postage prepaid, sent registered or certified mail, return receipt requested, addressed to the party to receive the same at the address of such party set forth at the beginning of this Note, or at such other address as may be designated in a notice delivered or mailed as hereinabove provided.

The failure of Lender at any time to exercise any option or right hereunder shall not constitute a waiver of the right to exercise such option or the right at any other time.

This Note shall be governed by, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect. If the payment of any interest due hereunder would subject the holder to any penalty under applicable law, then the payments due hereunder shall be automatically reduced to what they would be at the highest rate authorized under applicable law.

Executed by the undersigned under seal as of the date first set forth above.


/s/ Rhoda K. Astone                              /s/ John D. Dohery
--------------------------------                 -------------------------------
Witness                                          John D. Doherty, Borrower


/s/ Rhoda K. Astone                              /s/ Joseph R. Doherty
--------------------------------                 -------------------------------
Witness                                          Joseph R. Doherty, Lender